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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Feinberg             Stephen
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   (Last)               (First)                 (Middle)

  450 Third Avenue, 28th Floor
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                                    (Street)

   New York            New York                 10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   7/29/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Wherehouse Entertainment, Inc.
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [X**]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

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7.  Individual or Joint Group Filing (Check Applicable Line)

    X* Form filed by One Reporting Person
    __ Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

  Common Stock                          5,712,558*                    I*                  By partnerships and corporations*
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                    5. Owner-
                                                    3. Title and Amount of Securities                  ship
                                                       Underlying Derivative Security                  Form of
                         2. Date Exercisable           (Instr. 4)                                      Derivative
                            and Expiration Date     ---------------------------------  4. Conver-      Security:
                            (Month/Day/Year)                             Amount           sion or      Direct      6. Nature of
                         ----------------------                          or               Exercise     (D) or         Indirect
                         Date       Expira-                              Number           Price of     Indirect       Beneficial
1. Title of Security     Exer-      tion                                 of               Derivative   (I)            Ownership
   (Instr. 4)            cisable    Date            Title                Shares           Security     (Instr.5)      (Instr. 5)
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

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Tranche A Warrant                                                                         2.38 per                 By partnerships
  (right to buy)         immed.     1/31/02        Common Stock             39,532*       share*        I*         and corporations*
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Tranche B Warrant                                                                         9.00 per                 By partnerships
  (right to buy)         immed.     1/31/04        Common Stock              6,862*       share*        I*         and corporations*
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Tranche C Warrant                                                                         11.00 per                By partnerships
  (right to buy)         immed.     1/31/04        Common Stock              6,862*       share         I*         and corporations*
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
Explanation of Responses: *Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the record holder of (i) 5,712,558 shares of common stock (the "Shares") of Wherehouse Entertainment, Inc. (the "Company") and (ii) 39,532 Tranche A Warrants, 6,862 Tranche B Warrants and 6,862 Tranche C Warrants (collectively, the "Warrants") of the Company. Each of the Warrants entitles the holder thereof, at its option, to purchase 1 share of common stock of the Company at the respective exercise price set forth in Table II hereof. Pursuant to participation agreements entered into with Cerberus, (a) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the beneficial owner of (i) 1,293,489 of the Shares and
(ii) 17,280 of the Tranche A Warrants, 3,000 of the Tranche B Warrants and 3,000 of the Tranche C Warrants, (b) Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), is the beneficial owner of
(i) 108,965 of the Shares and (ii) 3,927 of the Tranche A Warrants, 682 of the Tranche B Warrants and 682 of the Tranche C Warrants and (c) various other private investment funds for which the reporting person exercises investment control over the securities of the Company owned by them (collectively, the "Funds") are, in the aggregate, the beneficial owner of (i) 2,923,601 of the Shares and (ii) 15,707 of the Tranche A Warrants, 2,725 of the Tranche B Warrants and 2,725 of the Tranche C Warrants. Cerberus is the beneficial owner of 1,386,503 of the Shares and (ii) 2,618 of the Tranche A Warrants, 455 of the Tranche B Warrants and 455 of the Tranche C Warrants. The reporting person possesses voting and investment control over all securities of the Company owned by Cerberus, International and Ultra.

**The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, International, Ultra and the Funds, if any.


/s/Stephen Feinberg                                         July 29, 1997
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      **Signature of Reporting Person                           Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

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in this form are not  required to respond  unless the form  displays a currently
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